                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 Schedule 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 3)*

                              Polymer Group, Inc.
                 ---------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
             -----------------------------------------------------
                        (Title of Class of Securities)

                                  731745 10 5
       -----------------------------------------------------------------
                                (CUSIP Number)

                                                 Copy to:

   Jerry Zucker                                  H. Kurt von Moltke
   The InterTech Group, Inc.                     Kirkland & Ellis
   FTG, Inc.                                     200 E. Randolph Drive
   4838 Jenkins Avenue                           Chicago, Illinois 60601
   North Charleston, South Carolina  29405       (312) 861-2000
   (803) 744-5174


--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                August 11, 2000
     ---------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following pages)

                              Page 1 of 10 Pages

                                 SCHEDULE 13D
---------------------                                     --------------------
 CUSIP NO. 731745105                                       Page 2 of 10 Pages
---------------------                                     --------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1

      Jerry Zucker
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: [          ]
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                                (a)   [_]
                                                                  (b)   [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E)                                             [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            3,378,679 (See Item 5)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          3,869,748 (See Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             3,378,679 (See Item 5)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          3,869,748 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      7,248,427 (See Item 5)

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                        [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      22.6% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
---------------------                                     --------------------
 CUSIP NO. 731745105                                       Page 3 of 10 Pages
---------------------                                     --------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      The InterTech Group, Inc.
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  [          ]
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                                 (a)  [_]
                                                                   (b)  [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not Applicable (See Item 3)
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E)                                             [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      South Carolina
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            3,599,557 (See Item 5)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          None (See Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             3,599,557 (See Item 5)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          None (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      3,599,557 (See Item 5)

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                        [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      11.2% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
---------------------                                     --------------------
 CUSIP NO. 731745105                                       Page 4 of 10 Pages
---------------------                                     --------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      FTG, Inc.
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: [          ]
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                                 (a)  [_]
                                                                   (b)  [x]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not Applicable (See Item 3)
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) OR 2(E)                                             [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      South Carolina
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            261,651 (See Item 5)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          None  (See Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             261,651 (See Item 5)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          None (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      261,651 (See Item 5)

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                        [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.8% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

          This Amendment No.3 (this "Amendment No.3") amends and supplements the statement on Schedule 13D (as previously amended and supplemented, the "Statement") with respect to the Common Stock, par value $.10 per share (the "Common Stock"), of Polymer Group, Inc. (the "Issuer"), as previously filed and amended by Jerry Zucker, The InterTech Group, Inc. ("InterTech") and FTG, Inc. ("FTG") (together, the "Reporting Persons"). James G. Boyd is not a Reporting Person for purposes of this form, but information on Mr. Boyd is provided by virtue of the fact that he is Executive Vice President, Treasurer, Secretary and a Director of both InterTech and FTG. This Amendment No. 3 is filed to correct a typographical error in the Amendment No. 2 to the Statement. Mr. Zucker's beneficial ownership of the Issuer's Common Stock is 22.6% of the total shares outstanding, as reported in Item 5(a) of Amendment No.2 to the Statement, rather than 21.6% as reported in the cover page for Mr. Zucker in the Amendment No. 2 to the Statement.

          Capitalized terms used but defined herein shall have the meanings ascribed to them in the Statement. Except as indicated herein, the information set forth in the Statement remains unchanged.


Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          On August 1, 2000, Mr. Zucker purchased an aggregate of 5,000 shares of Common Stock, and on August 4, 2000 Mr. Zucker purchased an aggregate of 5,000 shares of Common Stock, in each case using person funds. As reported in Mr. Zucker's Form 5 dated February 14, 2000, under the Issuer's 1996 Key Employee Stock Option Plan (the "Plan"), Mr. Zucker holds options to purchase 100,000 shares of Common Stock (at a purchase price of $12.00 per share), which options vest in five equal annual installments beginning on August 11, 2000. In addition, as reported in Amendment No. 1 to the Statement, filed on November 20, 1997, under the Plan Mr. Zucker holds options to purchase 200,000 shares of Common Stock at a purchase price of $14.25 per share, which options vest in equal annual installments beginning August 25, 1997.

Item 4.   Purpose of Transaction.
          ----------------------

          In addition to the shares of Common Stock already held by Mr. Zucker, all of the shares purchased in August of 2000 were purchased for investment purposes. Mr. Zucker's options to purchase Common Stock of the Issuer were issued as an incentive for his continuing services as Chairman, President and Chief Executive Officer of the Issuer. The Reporting Persons may acquire additional shares of Common Stock from time to time for investment purposes. The Reporting Persons have no other plans or proposals which would relate to or result in any action described in the instructions to this Item 4.

                              Page 5 of 10 Pages

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          (a)  Amount Beneficially Owned:

               The shares of Common Stock covered by this statement beneficially owned by the Reporting Persons and Mr. Boyd are as follows:
               (based on 32,004,200 shares outstanding in the case FTG and InterTech, 32,144,200 shares in the case of Mr. Zucker and 32,064,200 shares in the case of Mr. Boyd)



                                Shares Beneficially  Percentage of
               Name                    Owned             Class
               ---------------  -------------------  --------------
               Jerry Zucker               7,248,427           22.6%
               ---------------------------------------------------
               InterTech                  3,599,557           11.2%
               ---------------------------------------------------
               FTG                          261,651            0.8%
               ---------------------------------------------------
               James G. Boyd              4,399,979           13.7%
               ---------------------------------------------------


               The shares of Common Stock reflected above include 3,378,679 shares held by Mr. Zucker (including 140,000 shares subject to options exercisable within 60 days), 4,080 held by Mr. Zucker's wife, 4,460 held in trust for Mr. Zucker's children, 3,599,557 shares held by InterTech, 261,651 shares held by FTG and 538,771 shares held by Mr. Boyd (including 60,000 shares subject to options exercisable within 60 days). Mr. Zucker is Chairman, Chief Executive Officer, a Director and the controlling stockholder of both InterTech and FTG, and as a result shares voting and dispositive power over the shares held by InterTech and FTG. Mr. Boyd is the Executive Vice President, Treasurer, Secretary, a Director and a stockholder of both InterTech and FTG, and as a result shares voting and dispositive power over the shares held by InterTech and FTG. Messrs. Zucker and Boyd each expressly disclaim beneficial ownership of the shares held by each of InterTech and FTG. Mr. Zucker disclaims beneficial ownership of the shares held in the names of his wife and children.

               The Reporting Persons and certain other shareholders of the Issuer parties to a Voting Agreement. The Voting Agreement provides that the parties thereto will vote in the same manner on certain issues, including the election of directors. Collectively, the parties to the Voting Agreement own 15,638,592,

                              Page 6 of 10 Pages
               or 48.7%, of the outstanding shares of Common Stock. Each of the Reporting Persons disclaims beneficial ownership of shares of Common Stock owned by the other parties to the Voting Agreement. Exhibit A, which is incorporated herein by reference, sets forth the following information with respect to each party to the Voting Agreement: (i) name, (ii) address of principal business office, and (iii) the number of shares of Common Stock owned by such party.

               (b)  Number of Shares as to which such person has:

                    (i)  Sole power to vote or to direct the vote:

                         Jerry Zucker     3,378,679
                         InterTech        3,599,557
                         FTG                261,651
                         James G. Boyd      538,771

                   (ii)  Shared power to vote or to direct the vote:

                         Jerry Zucker     3,869,748
                         James G. Boyd    3,861,208

                  (iii)  Sole power to dispose or to direct the disposition of:

                         Jerry Zucker     3,378,679
                         InterTech        3,599,557
                         FTG                261,651
                         James G. Boyd      538,771

                   (iv) Shared power to dispose or to direct the disposition of:

                         Jerry Zucker     3,869,748
                         James G. Boyd    3,861,208

               The filing of this Statement shall not be construed as an admission by Mr. Zucker, InterTech, FTG, Mr. Boyd or any party to the Voting Agreement that such person is, for the purpose of
               Section 13(d), 13(g) or any other Section of the Exchange Act, the beneficial owner of any securities covered by this Statement.

          (c) Transactions Within the Past 60 Days: In the past 60 days, following transactions have occurred the involving the persons named in paragraph (a) above.

                              Page 7 of 10 Pages



Person Who Effected     Transaction         Number of         Price Per
  the Transaction          Date          Shares Purchased       Share
--------------------    ------------     ----------------     ----------
Jerry Zucker              August 1             4,000            $7.625
Jerry Zucker              August 1             1,000            $ 7.50
Jerry Zucker              August 4             3,000            $ 6.75
Jerry Zucker              August 4             2,000            $7.125

               All purchases were effected through unsolicited brokers' transactions on the New York Stock Exchange.

          (d) Right to Receive or Power to Direct: No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the Common Stock owned beneficially by any of the Reporting Persons.

          (e)  Date Reporting Person Ceased to be 5% Owner:   Not applicable.


Item 7.   Materials to be Filed as Exhibits.


     EXHIBIT F:  Joint Filing Agreement among the Reporting Persons pursuant to
                 Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, relating to the filing of this Amendment No. 3 to
                 Schedule 13D.

                              Page 8 of 10 Pages

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: September 22, 2000


                              /s/ Jerry Zucker
                              -----------------------------
                              Print Name:  Jerry Zucker



                              The InterTech Group, Inc.


                              By: /s/ Jerry Zucker
                                  -------------------------
                              Print Name:  Jerry Zucker
                              Its:  Chairman, President and CEO


                              FTG, Inc.


                              By: /s/ Jerry Zucker
                                  -------------------------
                              Print Name:  Jerry Zucker
                              Its:  Chairman, President and CEO

                              Page 9 of 10 Pages

                                   Exhibit F

              SCHEDULE 13D AMENDMENT NO. 3 JOINT FILING AGREEMENT
              ---------------------------------------------------

          The undersigned and each other person executing this joint filing agreement (this "Agreement") agree as follows:

     (i) The undersigned and each other person executing this Agreement are individually eligible to use the Schedule 13D to which this Exhibit is attached and this Amendment No. 3 to Schedule 13D is filed on behalf of the undersigned and each other person executing this Agreement; and

     (ii) The undersigned and each other person executing this Agreement are responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of the undersigned or any other person executing this Agreement is responsible for the completeness or accuracy of the information statement concerning any other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

          This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.

                           *     *     *     *     *

Date: September 22, 2000

                                 /s/ Jerry Zucker
                                 ----------------------------
                                 Print Name: Jerry Zucker


                                 The InterTech Group, Inc.
                                 By: /s/ Jerry Zucker
                                     -------------------------
                                 Print Name: Jerry Zucker
                                 Its: Chairman, Chief Executive
                                      Officer and President


                                 FTG, Inc.

                                 By: /s/ Jerry Zucker
                                    --------------------------
                                 Print Name: Jerry Zucker
                                 Its: Chairman, Chief Executive Officer and
                                      President

                              Page 10 of 10 Pages